RECEIVED
2005 DEC 28 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: PGC/ltop/adr201205

20 December 2005

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

05013538

SUPPL

Dear Sir

<u>Exemption number 82-5017</u>

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

dlw 12/30

SCHEDULE OF DOCUMENTS ISSUED
25 NOVEMBER 2005 to 19 DECEMBER 2005

COMPANIES HOUSE FILINGS		
5 December 2005	-	Forms 88(2) re allotment of shares
19 December 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
25 November 2005	-	GUS plc – Director/PDMR shareholding
7 December 2005	-	GUS plc – Blocklisting Interim Review
12 December 2005	-	GUS plc – EGM statement
13 December 2005	-	GUS plc – Director/PDMR shareholding
13 December 2005	-	Burberry Group plc - Holding(s) in Company
14 December 2005	-	GUS plc – Acquisition
16 December 2005	-	GUS plc – Director/PDMR shareholding
16 December 2005	-	GUS plc – Holding in Company

Exemption No
82-5017

GUS

Ref: chcorres.pgc.roc88(2)s

RECEIVED
2005 DEC 28 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

5 December 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,868	21,592	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.755	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 33,460
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 33,460

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 5 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1528	6317	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	~~£6.530~~ £6.53	£5.5400	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 7845
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 7845

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 5 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	582	1,771	586
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	648p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ____________________ **Date** 5 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,822		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted Ordinary	Number allotted 6,761
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,761**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 5 December 200[illegible]

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 5 December 2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	STEPHEN	BAILEY	BOUGAINVILLEA	1 ABBEY GARDENS	GREAT HAYWOOD	STAFFORDSHIRE	ST18 0RY	582
MISS	SHARON CINDY	BAKER	30 MEADOW GRASS CLOSE	STANWAY	COLCHESTER	ESSEX	CO3 5PL	508
MR	PAUL	BLAYNEY	68 DINAM PARK	TON PENTRE	PENTRE	MID GLAMORGAN	CF41 7DY	3,822
MRS	JUNE	BOOTH	29 CHILTERN AVENUE	WHITWOOD	CASTLEFORD	WEST YORKSHIRE	WF10 5PR	290
MISS	HELEN MICHELLE	LAYTON	12 HILLVIEW ROAD	KIRKBY IN ASHFIELD	NOTTINGHAMSHIRE		NG17 7NN	261
MR	I M	NICHOLSON	84 ESHALD PLACE	WOODLESFORD	LEEDS	WEST YORKSHIRE	LS26 8LY	435
MRS	HAZEL F	SCOTT	46 BISPHAM AVENUE	FARINGTON MOSS	LEYLAND	LANCASHIRE	PR26 6QE	863
								6,761

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,893	3,955	5,415
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.127	£6.530	£5.540

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 17,263
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 17,263

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 5 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,950		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 18,950
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 18,950

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 5 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

EXEMPTION NO
82507

RECEIVED
2005 DEC 28 A 9:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GUS

Ref: chcorres.pgc.roc88(2)s

19 December 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,376		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 15,338
Name Ms Fay Carole Dodds Address Dean Farm, Dean Lane, Merstham, Redhill, Surrey UK Postcode RhH1 3AH	Class of shares allotted Ordinary	Number allotted 3,038
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 18,376

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,136		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode: EC2R 6DA	Ordinary	18,002
Name: Mrs Patricia Speight Address: 4 Lion D' Angers Wiveliscombe Taunton Somerset UK Postcode: TA4 2PN	Ordinary	134
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:	**TOTAL**	18,136

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 19 December 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	30	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,545	1,095	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.092	£8.585	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 3,640
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,640

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	1	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	92	4,440	5,676
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	687p	648p	523p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	1	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,503	9,707	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	508p	384p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	2,657
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	18,761
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**21,418**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : **1**

Signed ______________________ **Date** 14 December 2005

A di~~rector~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 19 December 2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	CHRISTOPHER DAMIEN	BIRNEY	22 WINDERMERE CLOSE	GAMSTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 6PQ	181
MR	PETER JENS	BLYTHE	269 HILLS ROAD	CAMBRIDGE	CAMBRIDGESHIRE		CB2 2RP	1,816
MRS	GILLIAN	BREWIS	9 WEST FARM DRIVE	ASHTEAD	SURREY		KT21 2LB	876
MR	MARTIN	BUCKLE	CAIRNS 3 GRANGE COURT	WILFORD ROAD	RUDDINGTON	NOTTINGHAM	NG11 6NB	407
MR	PETER	CONNOR	5 PRIDES CROSSING	ASCOT	BERKSHIRE		SL5 7LP	726
MR	JEREMY	DEBELL	46 BLUEBELL RISE	GRANGE PARK	NORTHAMPTON	NORTHAMPTONSHIRE	NN4 5DF	363
MR	GEORGE	GOFFIN	4 COXMOOR CLOSE	EDWALTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG12 4FG	3,822
MR	D	GOODALL	14 GLANVILLE TERRACE	ROTHWELL	LEEDS	WEST YORKSHIRE	LS26 OLH	145
MISS	KAREN LOUISE	GOODWIN	22 BINGHAM CLOSE	EMERSON VALLEY	MILTON KEYNES	BUCKINGHAMSHIRE	MK4 2AU	108
MRS	ELIZABETH A	HAYES	5 BLEASDALE CLOSE	BAMBER BRIDGE	PRESTON	LANCASHIRE	PR5 6NH	1,529
MR	NICOLAS	HOLMES	LYNDALE COTTAGE	VICARAGE LANE	DUFFIELD	BELPER	DE56 4EB	582
MRS	P	KNOWLES	86 HEMSBY ROAD	CASTLEFORD	WEST YORKSHIRE		WF10 5ED	726
MRS	MARION HELEN	LEVY	10 DEANE CLOSE	WHITEFIELD	MANCHESTER	LANCASHIRE	M45 7LG	2,293
MISS	LORRA	MARKLAND	8 FILE STREET	CHORLEY	LANCASHIRE		PR7 3LX	139
MRS	SHELAGH GRACE	MITCHELL	'STONECROFT'	BRICKYARD LANE	FARNSFIELD	NEWARK	NG22 8JS	582
MRS	JUNE	NICHOLS	39 RONALDSWAY	RIBBLETON	PRESTON	LANCASHIRE	PR1 6EP	994
MRS	GAIL MARIE	PEPLOW	33 VALESIDE GARDENS	COLWICK	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 2EL	363
MRS	JUDY	PERRETT	29 RYEFIELD AVENUE	PENWORTHAM	PRESTON	LANCASHIRE	PR1 9EB	382
MR	BERNARD PETER	QUALEY	1 TORRIDON CLOSE	LIMES FARM	STANDISH	WIGAN	WN6 0BL	582
MR	PHILIP	RAPLEY	31 DINGWALL ROAD	CARSHALTON	SURREY		SM5 4LY	174
MR	G	TAYLOR	290 SPITTAL HARDWICK LANE	CASTLEFORD	WEST YORKSHIRE		WF10 3QA	290
MRS	STELLA	THOMAS	35 MAULDEN GARDENS	GIFFARD PARK	MILTON KEYNES	BUCKINGHAMSHIRE	MK14 5JJ	478
MRS	MANDY MARION	TOYNTON	59 LUCKNOW AVENUE	MAPPERLEY PARK	NOTTINGHAM	NOTTINGHAMSHIRE	NG3 5AZ	582
MR	JOHN JAMES	VANN	31 WOODSIDE ROAD	ASHBY-DE-LA-ZOUCH	LEICESTERSHIRE		LE65 2NJ	621
								18,761

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	01	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30,194	17,434	2,637
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.127	£6.350	£6.530

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mrs Pamela Harper Address 12 Flat 1, 52 Onslow Square, London. UK Postcode SW7 3NX	Ordinary	6,301
Name Mr Tony Leach Address The Covert, Sutton Lane, Elton, Nottingham UK Postcode NG13 9LA	Ordinary	2,801
Name Cazenove Nominees Limited, Desig. ESOS, Part. ID. 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	41,163
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	50,265

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19 December 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESR EXEC/F4591 Tel: 0870 836 4064

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	02	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	26,495	14,716	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.127	£6.530	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited, Desig. ESOS, Part. ID. 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 41,211
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E4591 Tel: 0870 836 4064

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,594		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Chris Grayer Address 12 Telford Close, Little Stoke, Stone Staffordshire. UK Postcode ST15 8GJ	Class of shares allotted Ordinary	Number allotted 4,594
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 19 December 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/E4583 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Page 1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,621	6,027	1,698
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.127	£6.530	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited, Desig. ESOS, Part. ID. 142CN Address 20 Moorgate, London. UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 22,004
Name Mr Jordi Mercader Address Emancipacio 24, 3 1a – 08002, Barcelona, Spain. UK Postcode	Class of shares allotted Ordinary	Number allotted 641
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 22,645

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E4630 Tel: 0870 836 4064

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,892	1,407	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.092	£8.585	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ **Date** 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E4630 Tel: 0870 836 4064

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,935	40,431	4,955
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.127	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 56,321
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 56,321

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares): Page 1 of 2

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,913	10,000	21,905
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.540	£6.127	£6.530

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./SJK/E4719 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares): Page 2 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,496	9,016	4,601
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.755	£8.092	£8.585

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**
For companies registered in Scotland **Edinburgh**

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 65,955
Name Mr Stephen Berry Address 35 Mansfield Avenue, Eaton Ford, St Neots, Cambs PE19 3LS UK Postcode	Class of shares allotted Ordinary	Number allotted 828
Name Mr Malcolm Marsh Address The Grove, Queens Road, Colmworth, Bedford, MK44 2LA UK Postcode	Class of shares allotted Ordinary	Number allotted 1,148
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **67,931**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	02	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	551		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	6.350		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mr Daniel Bracken Address 14 Maryon Mews South End Road London UK Postcode NW3 2PU	Ordinary	551
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	551

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	8	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	46	7,002	592
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	648p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	484
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	7,156
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**7,640**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 19 December 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 19 December 2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	IAN	AKRILL	4 HOLYWELL ROAD	SOUTHAM	LEAMINGTON SPA	WARWICKSHIRE	CV47 0LJ	1,089
MR	STEPHEN	BLATHERWICK	70 WELLIN LANE	EDWALTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG12 4AH	726
MRS	KAREN ANN	BOX	35 PANNIER PLACE	DOWNS BARN	MILTON KEYNES	BUCKINGHAMSHIRE	MK14 7QJ	217
MS	TRACEY MICHELE	CARMEN	3 SHIREBROOKE CLOSE	NOTTINGHAM	NOTTINGHAMSHIRE		NG6 0JZ	363
MR	NIGEL	COUPLAND	60 CUNNINGHAM DRIVE	LUTTERWORTH	LEICESTER	LEICESTERSHIRE	LE17 4YR	290
MISS	R M	DISTIN	17 ENDLESHAM ROAD	LONDON			SW12 8JX	726
MR	JOHN	DURKIN	48 TRIVETT SQUARE	NOTTINGHAM	NOTTINGHAMSHIRE		NG1 1JB	726
MR	TIMOTHY	DYSON	7 BALMORAL DRIVE	POYNTON	STOCKPORT	CHESHIRE	SK12 1JN	217
MISS	SARAH SAMANTHA	HARLE	14 PRINCE STREET	EARLS DOWN	NORTHAMPTON	NORTHAMPTONSHIRE	NN6 0LL	217
MRS	RAAFIA	HUSSAIN	47 LEAMINGTON ROAD	BLACKBURN	LANCASHIRE		BB2 6ER	581
MRS	KANTA	KHETANI	166 CHARLTON ROAD	KENTON	HARROW	MIDDLESEX	HA3 9HL	290
MISS	K A	KITCHEN	55 PARK ROAD	GLASSHOUGHTON	CASTLEFORD	WEST YORKSHIRE	WF10 4RT	581
MRS	CAROLE ANNE	ROOTH	14 SANDHURST DRIVE	CHILWELL	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 6NH	108
MRS	CAROLE ANNE	ROOTH	14 SANDHURST DRIVE	CHILWELL	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 6NH	46
MR	BHUPENDRA	TAILOR	75 DUNSTER STREET	LEICESTER	LEICESTERSHIRE		LE3 0SF	435
MR	JOHN	THOMAS	36 HARRINGTON CLOSE	OFF STOKE LANE	GEDLING	NOTTINGHAM	NG4 2QZ	181
MR	M J	WEST	PORCH FARM COTTAGE	VILLAGE ROAD	COLESHILL	AMERSHAM	HP7 0LG	363
								7,156

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	07	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	256		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name - Mrs A N Walker Address - Rioustraat 140 B S Gravenhage 2585 HV HOLLAND	Class of shares Allotted ORDINARY	Number allotted 256

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 19 December 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Alan Walsh Tel 01903 833309
DX number DX exchange

RECEIVED

2005 DEC 28 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: PGC/ann251105Trust

25 November 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	645170
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust, holds 12,986,187 Ordinary shares of 25p each in the Company at today's date. The holding announced on 4 October 2005 of 14,079,751 shares included 1,018,813 shares held in a nominee account (in respect of invested shares awarded to UK employees in accordance with the terms of the Company's Co-investment Plan) and these shares are now excluded for the purposes of these announcements. Since that date:

- On 3 November 2005, 489 shares were transferred to a nominee on behalf of a participant in the Company's Co-investment Plan; and
- During the period from 10 October to 23 November, 74,262 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan.

Directors of the Company are potential beneficiaries of this ESOP and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.

Exemption No
82-5017

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 December 2005

AVS No:				
Name of *applicant*:		GUS plc		
Name of scheme:		Executive Share Option Scheme		
Period of return:	From:	21-9-2005	To:	7-12-2005
Balance under scheme from previous return:		1,242,518		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/a		
Number of *securities* issued/allotted under scheme during period:		529,646		
Balance under scheme not yet issued/allotted at end of period		712,872		
Number and *class* of *securities* originally listed and the date of admission				
Total number of *securities* in issue at the end of the period		1,020,315,310 Ordinary shares of 25p each		

Name of contact:	Paul Cooper
Address of contact:	The Works, 5 Union Street, Manchester, M12 4JD
Telephone number of contact:	0870 836 4064

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

_GUS plc________________________________

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 December 2005

AVS No:				
Name of *applicant*:		GUS plc		
Name of scheme:		North America Qualified Stock Purchase Plan		
Period of return:	From:	21-7-2005	To:	7-12-2005
Balance under scheme from previous return:		273,880		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/a		
Number of *securities* issued/allotted under scheme during period:		770		
Balance under scheme not yet issued/allotted at end of period		273,110		
Number and *class* of *securities* originally listed and the date of admission		261,011 shares on 4.12.2003		
Total number of *securities* in issue at the end of the period		1,020,315,310 Ordinary shares of 25p each		

Name of contact:	Paul Cooper
Address of contact:	The Works, 5 Union Street, Manchester, M12 4JD
Telephone number of contact:	0870 836 4064

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

_GUS plc______________________________

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 December 2005

AVS No:				
Name of *applicant*:		GUS plc		
Name of scheme:		SAYE Share Option Scheme		
Period of return:	From:	2-9-2005	To:	7-12-2005
Balance under scheme from previous return:		1,751,516		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/a		
Number of *securities* issued/allotted under scheme during period:		318,919		
Balance under scheme not yet issued/allotted at end of period		1,432,597		
Number and *class* of *securities* originally listed and the date of admission				
Total number of *securities* in issue at the end of the period		1,020,315,310 Ordinary shares of 25p each		

Name of contact:	Paul Cooper
Address of contact:	The Works, 5 Union Street, Manchester, M12 4JD
Telephone number of contact:	0870 836 4064

SIGNED BY ____

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

_GUS plc____

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exemption number 82-5017

RNS announcements

REG-GUS PLC EGM Statement Released: 12/12/2005

RNS Number:5046V
12 December 2005

GUS plc
Result of EGM

On 17 November 2005, GUS plc announced details of its plans to demerge its remaining 65% stake in Burberry Group plc, subject to the approval of both GUS and Burberry shareholders.

The Board of GUS is pleased to announce that all resolutions proposed at its Extraordinary General Meeting held earlier today, including resolutions to approve the demerger of Burberry, the consolidation of GUS' share capital and all other consequential matters were duly passed by its shareholders. The Proposals were also approved by the independent shareholders of Burberry at its Extraordinary General Meeting held earlier today.

Application has been made to the UK Listing Authority and the London Stock Exchange for 877,604,802 new GUS shares of 29 3/43p to be admitted to the Official List and to be admitted to trading. Application has also been made for a further 1,946,343 new GUS shares of 29 3/43p to be block listed. The block listings consist of 504,645 shares under the Executive Share Option Scheme, 1,206,823 shares under the SAYE Share Option Scheme and 234,875 shares under the North America Qualified Employee Stock Purchase Plan.

Copies of the resolutions passed at GUS' EGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number 020 7676 1000), during normal business hours on any weekday (public holidays excepted).

As a result of these approvals, for every 1,000 existing GUS shares held at 0700 hours on 13 December 2005 (the Record Time), GUS shareholders will receive 305 Burberry Ordinary shares and 860 new GUS shares. Dealings in the new GUS shares will commence at 0800 hours on 13 December 2005.

Following the share consolidation, the number of new GUS shares for the purpose of calculating earnings per share in a full year will be approximately 850m (excluding own shares held in Treasury and in the ESOP Trust). For the year to 31 March 2006, the average number of shares for the purpose of calculating earnings per share will be approximately 946m.

Enquiries

GUS
David Tyler Group Finance Director 020 7495 0070
Fay Dodds Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

GUS announcements are available on www.gusplc.com.

Burberry Ordinary Shares are listed on the Official List and traded on the London Stock Exchange. The Burberry Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold unless pursuant to a transaction that is registered under the Securities Act, or not required to be registered thereunder, or pursuant to an exemption from the registration requirements thereof.

The Burberry Ordinary Shares referred to in this announcement have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

Ref: PGC/ann131205Trust

13 December 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	038468
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust ("the Trust"), held 12,958,067 Ordinary shares of 25p each in the Company at 9 December 2005. The notification from Abacus was received by the Company on 12 December 2005.

As announced on 25 November, the holding at that date was 12,986,187 shares and since then:

- On 2 December 2005, 9,048 shares were transferred to a nominee on behalf of a participant in the Company's Co-investment Plan; and
- During the period from 1 December to 9 December 2005, 19,118 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan.
- On 9 December 2005, the Trust accepted 46 shares from the Company.

Directors of the Company are potential beneficiaries of this ESOP and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.

Exemption number 82-5017

REG-Burberry Group PLC Holding(s) in Company Released: 13/12/2005

RNS Number:6241V
Burberry Group PLC

13 December 2005

Burberry Group plc ("the Company") has today received:

(i) a notification from GUS Holdings Limited ("GUS Holdings") pursuant to Section 198 of the Companies Act 1985 ("the Act") that it no longer has a notifiable interest (within the meaning of section 199(2) of the Act) in the ordinary share capital of the Company ("the Ordinary Shares");

(ii) a notification from GUS plc ("GUS") that it is interested (for the purposes of Sections 208 and 209 of the Act) in 306,696,704 Ordinary Shares. That notification identified GUS Holdings as the registered holder of those shares; and

(iii) a notification from GUS pursuant to Section 198 of the Act that it no longer has a notifiable interest (within the meaning of section 199 (2) of the Act) in the Ordinary Shares.

The notifications referred to above were made in connection with the demerger of the GUS group's interest in the Company ("the Demerger") which was approved by shareholders of the Company and GUS at extraordinary general meetings held yesterday.

In connection with the Demerger, on 11 December 2005 GUS acquired an interest in 306,696,704 Ordinary Shares (the notifications referred to in paragraphs (i) and (ii) above relating to this acquisition). Legal title in those shares was transferred from GUS Holdings to GUS on 12 December 2005. Today GUS distributed Ordinary Shares to its shareholders under the Demerger by way of a dividend in specie (the notification referred to in paragraph (iii) above relating to this distribution).

Exemption number 82-5017
RNS announcements

REG-GUS PLC Acquisition Released: 14/12/2005

RNS Number:6266V
GUS PLC
14 December 2005

GUS plc
Acquisition of PriceGrabber.com

GUS plc, the retail and business services group, today announces that Experian has acquired PriceGrabber.com, a leading provider of online comparison shopping services in the US. PriceGrabber.com operates in fast-growing markets and complements Experian's existing operations connecting consumers to companies over the Internet. The purchase price is $485m plus expenses and was funded from GUS' existing bank facilities.

Don Robert, Chief Executive Officer of Experian, commented:

"As a trusted and preferred comparison shopping destination, PriceGrabber.com has a leading position in a fast-growing market. When combined with the complementary skills, expertise and scale of Experian, in both Interactive and Marketing, we are very excited about the future growth prospects for PriceGrabber.com."

Description of PriceGrabber.com
Founded in 1999, PriceGrabber.com is a leading provider of online comparison shopping services in the US. It is based in California, employs 140 people and has been privately held. Its website enables consumers instantly to obtain free and unbiased information before making a purchase decision. Its database contains millions of products in over 20 categories such as consumer electronics, photography, computers, home and garden and apparel. Consumers can then find the retailer or seller which provides the most attractive offer. PriceGrabber.com connects its online shoppers to over 9,000 merchants of all sizes, from large traditional retailers to smaller local sellers. These merchants pay PriceGrabber.com for each lead (or each consumer directed) to the retailer's own website. PriceGrabber.com also powers comparison shopping on over 300 websites, including About.com, Ask Jeeves, Bell South, Comcast and MSN.

In November 2005, PriceGrabber.com provided comparison shopping services to over 17 million unique visitors. Through continued innovation and consistent focus on providing the best comparison shopping experience for consumers on the Internet, PriceGrabber.com has established itself as a trusted and effective online destination for Internet shoppers. Its service to consumers offers a wealth of options and information about the products and retailers, with user and expert reviews, generating high customer loyalty.

For the 12 months to December 2005, PriceGrabber.com estimates that sales will be $60m and EBIT $25m, representing an increase of about 50% over the previous year.

Rationale for acquisition

The acquisition of PriceGrabber.com further strengthens Experian's position in connecting consumers to companies over the Internet. In the six months to 30 September 2005, Experian Interactive contributed about one-third of sales in Experian North America and grew by nearly 40% excluding acquisitions. Experian believes that it can enhance the competitive position of PriceGrabber.com by sharing scale and expertise in Internet marketing, by using Experian's data and analytics to improve the services offered to consumers and by providing its retail clients with another channel to sell to consumers.

PriceGrabber.com operates in high growth markets. The comparison shopping services market in the US was worth about $400m in 2004, with market projections for growth of around 40% per annum over the next five years. This growth reflects increasing use of the Internet by consumers to research and acquire goods and services, driven in part by greater broadband penetration. The use of comparison shopping services by online shoppers is also growing as consumers benefit from the value these sites deliver. To reach these shoppers, companies are advertising more online, especially as the return on investment from online advertising is often superior to that from traditional channels.

PriceGrabber.com has strong organic growth opportunities. As well as benefiting from the natural growth in its established markets, PriceGrabber.com is expanding its presence in new vertical markets such as auto, travel and wireless. It also has significant international development opportunities as illustrated by its nascent operations in the UK and Canada.

PriceGrabber.com complements Experian's Marketing Solutions. Retail and catalogue shopping is the second largest vertical market for Experian globally. Excluding Experian Interactive, it accounts for about 17% of Experian North America sales. The acquisition of PriceGrabber.com will strengthen Experian's presence in this important sector by giving its retail and catalogue clients another channel to market, complementing the current multi-channel offer (direct mail, email via CheetahMail and online lead generation via MetaReward).

There are further synergies available from combining Experian and PriceGrabber.com, especially as the latter can benefit from Experian's substantial Internet marketing expertise and scale. These include the ability to generate more traffic at low cost by encouraging consumers to visit other Experian Interactive websites (Consumer Direct, LowerMyBills.com, MetaReward, ClassesUSA.com and Affiliate Fuel). PriceGrabber.com also expects to be able to improve the quality of leads referred to retailers' websites by adding Experian data and analytics where appropriate.

Enquiries

GUS
Don Robert   Chief Executive Officer, Experian   020 7495 0070

David Tyler Group Finance Director
Fay Dodds Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

GUS announcements are available on www.gusplc.com.

There will be conference calls today at 10am and 3pm UK time to discuss this transaction. Slides accompanying this call can be either downloaded or viewed live in conjunction with the conference calls by visiting www.gusplc.com. A recording of the calls will also be available later in the day on the website.

Ref: PGC/rns161205eds

16 December 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	002155
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")
DIRECTOR/PDMR SHAREHOLDING

Following approval of the share consolidation at the Extraordinary General Meeting held on 12 December, the number of GUS shares held by directors of the Company has been reduced and, with the exception of Don Robert, each director has ceased to be interested directly in a number of GUS shares. Details of these changes, which were effected on the GUS register of members at the record time of 7.01am on 13 December, and the number of GUS Ordinary shares of 29 3/43p now held by directors are set out below. Notifications of these changes were received by the Company on 15 December and were made in accordance with DR 3.1.4R(1)(b).

Name of director	Number of Ordinary shares of 25p each held before the share consolidation	Reduction in number of Ordinary shares held	Number of Ordinary shares of 29 3/43p each now held	% of issued Ordinary shares now held (excluding Treasury shares)
Sir Victor Blank *	246,000	34,440	211,560	0.02%
John Coombe	14,500	2,031	12,469	Nil
Terry Duddy	328,985	46,059	282,926	0.03%
Andy Hornby	7,920	1,109	6,811	Nil
Frank Newman	10,000	1,400	8,600	Nil
Lady Patten of Wincanton	20,370	2,852	17,518	Nil
John Peace	504,799	70,672	434,127	0.05%
Don Robert **	197,878	-	197,878	0.02%
Sir Alan Rudge ***	12,890	1,805	11,085	Nil
Oliver Stocken ****	35,614	4,987	30,627	Nil
David Tyler	313,476	43,887	269,589	0.03%

Notes
* The number of Ordinary shares now held by Sir Victor Blank includes a non-beneficial interest of 2,580 Ordinary shares of 29 3/43p each (reduced by 420 shares from 3,000 Ordinary shares of 25p each). All the other holdings shown above are beneficial.
** Don Robert's interests comprise deferred shares under the GUS North America Co-Investment Plan and, as indicated in the EGM Circular, such shares are not adjusted to take account of the share consolidation.
*** The number of Ordinary shares of 25p each held by Sir Alan Rudge before the share consolidation takes into account a sale of 1,060 Ordinary shares of 25p each at a price of £9.0753 that took place on 13 October 2004 and was notified to the Company on 15 December 2005.
**** The number of Ordinary shares of 25p each held by Oliver Stocken before the share consolidation takes into account a purchase of 114 Ordinary shares of 25p each at a price of £8.57684 per share on 6 August 2004 in connection with the Company's Dividend Reinvestment Plan. This purchase was notified to the Company on 15 December 2005.

Name and signature of duly authorised officer:	
Paul Cooper	
Date of notification:	16 December 2005

Ref: PGC/Ann161205GS

16 December 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	403096
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc

HOLDING(S) IN COMPANY

GUS plc ("GUS") has received a notification from The Goldman Sachs Group, Inc ("Goldman Sachs"), advising that Goldman Sachs no longer holds a notifiable interest in the ordinary shares of 29 3/43p each in this Company. The notification was issued pursuant to Sections 198 to 202 of the Companies Act 1985 and was dated 15 December 2005.